                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*



                                  Audible, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   05069A 10 4
                                 --------------
                                 (CUSIP Number)

                            Robert M. Friedman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                           -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2004
                           -------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 05069A 10 4

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
         Apax Managers, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                26,092,008
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8     SHARED VOTING POWER
         EACH                 0
      REPORTING         --------------------------------------------------------
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                              26,092,008
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         26,092,008
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages


         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of August 1, 2003, filed by Apax Managers, Inc. (the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

         This Amendment No. 1 to the Schedule 13D is filed by the Filing Person in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D on August 14, 2003.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented as follows:

         On December 23, 2003, in accordance with the terms of the Series C Certificate of Designations, the Excelsior VI Funds converted 740,741 shares of Series C Stock into 7,407,410 shares of Common Stock, at a conversion ratio of 10 to 1. In accordance with the terms of the Series C Certificate of Designations, the conversion ratio was determined by dividing the Series C Stock purchase price of $5.40 per share by the conversion price of $0.54 per share. In addition, in accordance with the terms of the Series C Certificate of Designations, accrued but unpaid dividends on the Series C Stock were converted into 176,557 shares of Common Stock, resulting in a total of 7,583,967 shares of Common Stock issued upon the conversion.

         On February 6, 2004, in accordance with the terms of the Series A Certificate of Designations, the Excelsior VI Funds converted 3,473,967 shares of Series A Stock into 14,008,041 shares of Common Stock. In accordance with the terms of the Series A Certificate of Designations, the conversion ratio was determined by dividing the Series A Stock purchase price of $3.75 per share by the conversion price of $0.9299 per share.

         Also on February 6, 2004, pursuant to an Agreement, dated as of February 6, 2004, by and among the Issuer and the Excelsior VI Funds, 3,500,000 shares of Common Stock and Warrants to purchase 1,000,000 shares of Common Stock in the aggregate (the "Warrants") were issued to the Excelsior VI Funds as an inducement to convert their shares of Series A Stock and as payment of accrued dividends on the Series A Stock.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended to read in its entirety as follows:

         Except as described above or otherwise described in this Schedule 13D, the Filing Person currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of Schedule 13D promulgated under the Act. The Filing Person reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, the Filing Person (and its affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their securities of the Company by the Securities Act of 1933, as amended (the "Securities Act"), or other applicable

                                                               Page 4 of 9 Pages


law, to (i) purchase securities of the Company, (ii) sell or transfer securities of the Company beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Excelsior VI Funds to distribute in kind to their respective partners securities of the Company. To the knowledge of the Filing Person, each of (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and (y) the persons listed on Schedule A hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read in its entirety as follows:

         (a) As of the date hereof, the Filing Person may be deemed to beneficially own an aggregate of 26,092,008 shares of Common Stock, representing in the aggregate approximately 41.1% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, including 1,000,000 shares issuable upon conversion of the Warrants, which are exercisable within 60 days.

         The number of shares of Common Stock and Warrants acquired by each of the Excelsior VI Funds and the percentage of the outstanding Common Stock such shares represent are set forth in Schedule B hereto and are incorporated herein by reference.(1)

         Neither the Filing Person nor, to the knowledge of the Filing Person,
(w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and (y) the persons listed on Schedule A hereto beneficially owns any shares of Common Stock other than as set forth herein.

         (b) The Filing Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of all 26,092,008 shares of Common Stock deemed beneficially owned by it.

         (c) Except as described above in Item 3, no transactions in the securities of the Company were effected by the Filing Person, or, to its knowledge, any of (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and (y) the persons listed on Schedule A hereto, during the past sixty days.

         (d) Except for the Excelsior VI Funds that may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company, no other person is known by the Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by the Filing Person.

         (e) Not applicable.



--------
(1) Neither the present filing nor anything contained herein shall be deemed an admission that any of the Excelsior VI Funds beneficially owns any shares of Common Stock.

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                                                               Page 5 of 9 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

REGISTRATION RIGHTS

         The Series C Purchase Agreement grants to the Excelsior VI Funds certain registration rights relating to the shares of Common Stock issuable upon conversion of the Series C Shares. The Series A Investor Rights Agreement grants to the Excelsior VI Funds certain registration rights relating to the shares of Common Stock issuable upon conversion of the Series A Shares.

                                                               Page 6 of 9 Pages



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1* Stock Purchase Agreement, dated as of August 1, 2003, by and among Audible, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A, C.V., Apax Excelsior VI-B, C.V. and Patricof Private Investment Club III, L.P. and the other purchasers named therein.

Exhibit 2* Series C Convertible Preferred Stock Certificate of Designations of Audible, Inc.

Exhibit 3* First Amended and Restated Series A Convertible Preferred Stock Certificate of Designations of Audible, Inc.

Exhibit 4* Series A Investor Rights Agreement, dated as of August 1, 2003, by and among Audible, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A, C.V., Apax Excelsior VI-B, C.V. and Patricof Private Investment Club III, L.P.


* Filed as an Exhibit to the Schedule 13D.



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                                                               Page 7 of 9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2004

                                     APAX MANAGERS, INC.


                                     By: /s/ George M. Jenkins
                                         -------------------------
                                         Name: George M. Jenkins
                                         Title: Vice President

                                                               Page 8 of 9 Pages



                                   SCHEDULE A

         The name, title and present principal occupation of each director and executive officer of Apax Managers, Inc. (the "Apax Managers") are set forth below.

         The principal business address of each director and executive officer of Apax Managers is c/o Apax Partners, Inc. ("Apax Partners"), 445 Park Avenue, 11th Floor, New York, New York 10022.

         Each director and executive officer of Apax Managers is a citizen of the United States.

      NAME                          TITLE                        PRINCIPAL OCCUPATION
      ----                          -----                        --------------------
Gregory M. Case          Director and Vice President       Vice President and Managing
                                                           Director of Apax Partners

George M. Jenkins        Director and Vice President       Vice President and Managing
                                                           Director of Apax Partners

David Landau             Director and Vice President       Vice President and Managing
                                                           Director of Apax Partners

Lori Rafield             Director and Vice President       Vice President and Managing
                                                           Director of Apax Partners

Salem D. Shuchman        Director and Vice President       Vice President and Managing
                                                           Director of Apax Partners

Paul Vais                Director and Vice President       Vice President and Managing
                                                           Director of Apax Partners

                                                               Page 9 of 9 Pages

                                   SCHEDULE B



                                                                     NUMBER OF SHARES
                                                                     OF COMMON STOCK
                                                                     ISSUABLE UPON                         PERCENTAGE OF
                                                  NUMBER OF SHARES   EXERCISE OF                           OUTSTANDING
PURCHASER                                         OF COMMON STOCK    WARRANTS            TOTAL             COMMON STOCK
------------------------------------------------- ------------------ ------------------- ----------------- --------------
Apax Excelsior VI, L.P.                               21,441,121          854,500         22,295,621             35.1%
Apax Excelsior VI-A, C.V.                              1,751,422           69,800          1,821,222              2.9%
Apax Excelsior VI-B, C.V.                              1,166,778           46,500          1,213,278              1.9%
Patricof Private Investment Club III, L.P.               732,687           29,200            761,887              1.2%
                                                  ------------------ ------------------- ----------------- --------------
                                                      25,092,008        1,000,000         26,092,008             41.1%